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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 13)

                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   471109 10 8
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                                 (CUSIP Number)

                             Mr. Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 29, 2003
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

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                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 471109 10 8                                     Page  2  of  6  Pages
-------------------------                                -----------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         N/A
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              895,545
       OWNED BY       ----------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 342,292
         WITH         ----------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               895,545
                      ----------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,237,837
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4%
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  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------------                                -----------------------
CUSIP NO. 471109 10 8                                     Page  3  of  6  Pages
-------------------------                                -----------------------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY        ---------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 342,292
         WITH          ---------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               342,292
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         342,292
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 13 to Schedule 13D ("Amendment No. 13") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation, a Delaware corporation (the "Company"). This Amendment No. 13 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 4, 2000, as amended, of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Askhen. Capitalized terms used in this Amendment No. 13 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     This Amendment No. 13 relates to the common stock, $.01 par value (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580. All of the securities covered by this Schedule 13D reflect a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

     On May 8, 2003, Mr. Franklin was awarded 150,000 restricted shares of Common Stock under the Company's 2003 Stock Incentive Plan (the "Plan"). The restrictions on the Common Stock shall lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds forty dollars ($40.00) or (ii) the date there is a Change-of-Control Event (as defined in Section 18.1 of the Plan) of the Company. Mr. Franklin currently has the right to vote such restricted shares.

     On May 8, 2003, Mr. Ashken was awarded 50,000 restricted shares of Common Stock under the Plan. The restrictions on the Common Stock shall lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds forty dollars ($40.00) or (ii) the date there is a Change-of-Control Event (as defined in Section 18.1 of the Plan) of the Company. Pursuant to the terms of a voting agreement, Mr. Franklin currently has the right to vote such restricted shares.

Item 5. Interest in Securities of the Issuer.

     The first through fourth paragraphs of Item 5 of the Schedule 13D are deleted in their entirety and replaced with the following:

     Mr. Franklin may be considered to be the beneficial owner of 1,237,837 shares of Common Stock, which constitutes approximately 8.4% of the outstanding shares of Common Stock. Mr. Franklin has sole voting and dispositive power with respect to 770,545 shares of Common Stock. On April 29, 2003, Mr. Franklin surrendered 115,144 shares of Common Stock to the Company in full and final repayment of the outstanding principal amount and accrued interest under the Franklin Note (as defined in Amendment

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No. 10 to the Schedule 13D). In addition, pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 342,292 shares of Common Stock beneficially owned by Mr. Ashken. Mr. Franklin disclaims beneficial ownership with respect to the 342,292 shares beneficially owned by Mr. Ashken, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. In addition, on July 2, 2002, Mr. Franklin was awarded options (the "Franklin Options") to purchase 500,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 125,000 shares of Common Stock are exercisable within 60 days of the date hereof. The Franklin Options vest and become exercisable in four equal consecutive annual installments of 125,000 shares beginning on July 2, 2003. Assuming the exercise or vesting of all of the Franklin Options, Mr. Franklin may be considered to be the beneficial owner of 1,612,837 shares or 10.7% of the outstanding shares of Common Stock.

     Mr. Ashken may be considered to be the beneficial owner of 342,292 shares of Common Stock, which constitutes approximately 2.4% of the outstanding shares of Common Stock. Mr. Ashken has shared voting and sole dispositive power with respect to 304,792 shares of Common Stock. On April 29, 2003, Mr. Ashken surrendered 48,860 shares of Common Stock to the Company in full and final repayment of the outstanding principal amount and accrued interest under the Ashken Note (as defined in Amendment No. 10 to the Schedule 13D). Pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 342,292 shares of Common Stock beneficially owned by Mr. Ian Ashken. Mr. Ashken disclaims beneficial ownership with respect to the other 895,545 shares of Common Stock that Mr. Franklin may be considered to be the beneficial owner of, for the purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. In addition, on July 2, 2002, Mr. Ashken was awarded options (the "Ashken Options") to purchase 150,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 37,500 shares of Common Stock are exercisable within 60 days of the date hereof. The Ashken Options vest and become exercisable in four equal consecutive annual installments of 37,500 shares beginning on July 2, 2003. Assuming the exercise or vesting of all of the Ashken Options, Mr. Ashken may be considered to be the beneficial owner of 454,792 shares or 3.1% of the outstanding shares of Common Stock of the Company.

     The foregoing percentage calculations are based on 14,320,402 issued and outstanding shares of Common Stock as of May 1, 2003, plus the 200,000 restricted shares of Common Stock granted to Messrs. Franklin and Ashken.

     Except as provided in this Schedule 13D, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003.


                                        /s/ Martin E. Franklin
                                        --------------------------------------
                                        Martin E. Franklin





                                        /s/ Ian G.H. Ashken
                                        --------------------------------------
                                        Ian G.H. Ashken